N-SAR
Item 77N

     The fund owned funding agreements issued by General American Life Insurance Company ("Funding Agreements"), each of which included a demand feature (as that term in defined in rule 2-7a) permitting the Fund to put the Funding Agreement back to General American for payment in full upon 7 days' prior notice. On
August 4, 1999, the Fund exercised the Demand Features and notified General American of termination of the Funding Agreements. General American failed to make payment when due on August 11, 1999. American Century Companies, Inc., an affiliated person of an affiliated person of the fund (the "Affiliate"), entered into a put agreement ("Put") on August 23, 1999 in order to avoid potential losses to shareholders of the fund. The Put granted to the fund the right, on or before September 20, 1999, to sell the Funding Agreements to the Affiliate at a price equal to the amortized cost (plus accrued interest) of the Funding Agreement. The fund undertook to exercise the Put prior to September 20, 1999 upon such date that the Affiliate's long-term or short-term rating is not comparable to a rating of A-1 by Standard & Poors and Prime-1 (P-1) by Moody's Investors Service, unless at such time the Put has been replaced by a credit enhancement from a party that is not affiliated with the fund and that has the highest ratings on its short-term debt obligations from the requisite NRSORs as that term is defined in rule 2a-7. Metropolitan Life Insurance Company ("MetLife") announced on August 26, 1999 that it had agreed to acquire GenAmerica Corp., General American's parent company. On August 30, 1999, MetLife offered to acquire the Funding Agreements from the fund in exchange for substantially similar agreements to be issued by MetLife on September 29, 1999 ("MetLife Agreements"). MetLife gave the fund the option of (i) requesting cash equal to the principal amount of its Funding Agreements plus accrued interest through September 30, 1999, payment to be made on October 1, 1999; or (ii) retaining the MetLife Agreements until they terminate in accordance with their terms. The fund's trustees determined that it was in the best interest of the fund and its shareholders (i) to accept the MetLife Agreement in exchange for the Funding Agreements, (ii) to request cash payment of the principal and interest payable on October 1, 1999, and (iii) to modify the terms of the Put by
(i) extending its terms from September 20, 1999 to October 4, 1999 and (ii) providing for termination of the Put at such time as the fund received the cash payment of principal and interest from MetLife. The fund received such payment from MetLife on October 1, 1999.